[UNITED COMMUNITY BANKS, INC. LETTERHEAD]

May 1, 2007

Via Edgar & Facsimile

Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549
Attention: Mark S. Webb, Legal Branch Chief

Re:	United Community Banks, Inc. Registration Statement on Form S-4 (File No. 333-141203)

Ladies and Gentlemen:

Pursuant to Rule 461, United Community Banks, Inc. (the “Registrant”) hereby requests acceleration of the effective date of the above-referenced Registration Statement on Form S-4, as amended, (the “Registration Statement”) to 5:00 p.m. (Eastern Time), May 3, 2007, or as soon thereafter as practicable.

The Registrant also requests the Securities and Exchange Commission (the “Commission”) to specifically confirm such effective date and time to the Registrant in writing.

The Registrant acknowledges the following:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Registrant may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

United Community Banks, Inc. By: /s/ Rex S. Schuette Rex S. Schuette Executive Vice President and Chief Financial Officer
cc: James W. Stevens